06007524

AB 4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 02 2006

SEC FILE NUMBER
8- 53531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Todd Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Green Valley Rd, Ste 500
(No. and Street)

Greensboro (City) N.C. (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Arigo (336) 299-2333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

300 N Greene St Ste 800 (Address) Greensboro (City) N.C. (State) 27401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Andy Arigo_____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Todd Securities, Inc. _______________________________________, as of __December 31_______________________, 2005 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Andy Arigo
Signature

President
Title

Frances J. Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Todd Securities, Inc.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Todd Securities, Inc.:

We have audited the accompanying statement of financial condition of **Todd Securities, Inc.** (a North Carolina corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Todd Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
February 10, 2006

300 North Greene Street
Suite 800
Greensboro, NC 27401
T 336.271.3900
F 336.271.3910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Todd Securities, Inc.

Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$131,726
Commissions receivable	6,873
Receivable from Todd Consulting, Inc.	40,104
Prepaid expenses and other assets	18,200
	$196,903
Liabilities and Stockholder's Equity	
Commissions payable	$ 71,315
Payable to Todd Consulting, Inc.	30,589
Income taxes payable (Note D)	5,164
Deferred income taxes (Note D)	2,880
	109,948
Commitments and contingencies (Note E)	
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	76,955
Total stockholder's equity	86,955
	$196,903

The accompanying notes are an integral part of this financial statement.

Todd Securities, Inc.

Statement of Income
For the Year Ended December 31, 2005

Revenue from variable insurance product commissions	$4,846,472
Operating expenses:	
Commissions	4,654,558
General and administrative (Note F)	176,168
	4,830,726
Income before income taxes	15,746
Provision for income taxes (Note D)	3,269
Net income	$ 12,477

The accompanying notes are an integral part of this financial statement.

Todd Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total
Balance, December 31, 2004	$10,000	$64,478	$74,478
Net income	0	12,477	12,477
Balance, December 31, 2005	$10,000	$76,955	$86,955

The accompanying notes are an integral part of this financial statement.

Todd Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 12,477
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax provision	(753)
Changes in:	
Commissions receivable	(1,704)
Receivables from Todd Consulting, Inc.	(16,306)
Prepaid expenses and other assets	2,096
Payables to Todd Consulting, Inc.	(40,039)
Commissions payable	67,462
Income taxes payable	2,752
Net cash provided by operating activities	25,985
Net increase in cash and cash equivalents	25,985
Cash and cash equivalents, beginning of year	105,741
Cash and cash equivalents, end of year	$131,726

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Todd Securities, Inc. (the Company), a North Carolina corporation, is a broker-dealer that transacts variable life insurance business (including mutual funds and wrap fee products) for Todd Consulting, Inc. The Company is a wholly owned subsidiary of Todd Consulting, Inc. (the Parent). The Company has elected to be registered as a broker-dealer and, thus, is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note G). The Company was approved for membership with the National Association of Securities Dealers (NASD) on January 17, 2002. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

The Company was incorporated in July 2001 and began processing transactions in July 2002. The initial capital of $10,000 to fund the Company was obtained from The Todd Organization of the Carolinas, L.L.C. and subsequently from Todd Consulting, Inc. (see Note B). The Parent also paid $80,500 of start-up costs (consulting fees, registration fees, license fees, salaries, etc.) related to the formation of the Company. These costs were not to be reimbursed by the Company and, as such, were not recorded in the financial statements of the Company.

Under a Networking Agreement with the Parent dated June 24, 2002, the Company provides compliance, regulatory and educational services specifically designed for the sophisticated marketplace in which independent producers of the Parent operate. The Company's focus is on the needs of the Parent's producers in marketing variable insurance products and mutual funds to clients. The charge for the Company's services is 4% of commissions earned, except on Northwestern Mutual Life Insurance Company (Northwestern Mutual) variable insurance products. The sale of Northwestern Mutual variable insurance products is handled through a dual registration with NMIS (Northwestern Mutual's wholly owned broker-dealer). The Networking Agreement also states that all commissions and other forms of revenue derived from the sale of registered products by the registered representatives of the Parent are to be paid to the Parent and then distributed to the Company based on the percentage discussed above. The Company also has entered into an Administration and Services Agreement under which the Parent provides the materials, services and assistance necessary to operate the Company (see Note F). Amounts receivable from or payable to the Parent under these agreements are reflected in the accompanying financial statements.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Revenue Recognition

The Company derives revenues from variable insurance product commissions on new and existing life insurance policies. First year commissions are recognized as revenue in the amount due or paid by the carrier at the time a policy application is substantially completed, the initial premium payment is paid and the insured party is contractually committed to purchase the insurance policy. Renewal commission revenue is recognized when the premium or commission is due or paid. The Company records the gross commissions received or receivable related to these policies as variable insurance product commissions revenue and the commissions paid or payable to other parties as commissions expense. The difference between these amounts represents the net 4% commission earned by the Company.

Adjustments to revenue in subsequent periods due to cancellations of life insurance policies are infrequent and minor, as the Company is notified in advance if a client chooses to surrender policies. Revenue associated with policies to be surrendered is not recognized. Certain commission revenue is subject to chargeback, which means that insurance companies retain the right to recover a portion or all of the commission paid in the event policies prematurely terminate. The chargeback schedules differ by product and usually apply only to the first three years of commissions. The Company records a chargeback allowance when deemed necessary to provide for estimated chargebacks or any other adjustments related to insurance policies currently in force.

Income Taxes

Provision for income taxes is based on pretax financial accounting income. The Company accounts for income taxes using the liability method. Accordingly, deferred income taxes are recognized for the expected future tax consequences or temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted tax rates expected to be in effect when those amounts are realized.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Common Stock

Stock issued represents shares issued to The Todd Organization of the Carolinas, L.L.C. in exchange for $10,000 in August 2001 to capitalize the Company. On June 24, 2002, the Parent purchased all of the outstanding shares of the Company from The Todd Organization of the Carolinas, L.L.C. for $10,000. In addition, the Parent reimbursed The Todd Organization of the Carolinas, L.L.C. for $80,500 of start-up costs paid on behalf of the Company (see Note A).

Note C - Retirement Plan

The Company participates in a retirement plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is sponsored by the Parent. Company contributions to the plan are discretionary and there were no such contributions for the year ended December 31, 2005.

Note D - Income Taxes

Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The current deferred tax liability of $2,880 as of December 31, 2005, reflects temporary differences related to prepaid expenses.

The provision for income taxes consists of the following for the year ended December 31, 2005:

Current	$4,022
Deferred	(753)
	$3,269

The difference between the total provision for income taxes and the amount computed by applying the statutory federal income tax rate to the income before income taxes relates primarily to state income taxes.

The Parent files a consolidated federal tax return that includes the Company. For purposes of these financial statements, the Company has presented federal income taxes on the separate return method allowed under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, the federal income taxes payable of $5,065 and federal deferred income tax liability of $1,927 at December 31, 2005, is due to the Parent, which files the consolidated federal income tax return.

Income tax payments of $1,200 were made by the Company for the year ended December 31, 2005.

Note E - Commitments and Contingencies

There is no pending or threatened litigation involving the Company as of December 31, 2005. As discussed in Note A, certain contingencies exist for the refund of commissions received on insurance products in the event the underlying policy is terminated.

Note F - Administration and Services Agreement

On July 19, 2002, the Company and the Parent entered into an Administration and Services Agreement (the Agreement). The Agreement was amended as of September 30, 2004. Under the Agreement, the Parent will provide certain facilities, services, personnel and assistance to the Company, including, but not be limited to, the following:

- Perform all bookkeeping and accounting functions in accordance with accounting principles generally accepted in the United States of America
- Establish and maintain all records required by law
- Furnish all stationary, forms and supplies
- Provide all necessary clerical and professional staff to perform the above activities in accordance with the standards set forth in the Agreement
- Provide all computer hardware and software capabilities and facilities to expeditiously and efficiently carry out the services to be performed
- Provide office space, furniture, fixtures, equipment and supplies
- Prepare all reports required by governmental, regulatory and supervisory authorities
- Bill and collect all premiums
- Develop and maintain manuals for all of the Company's internal operations, including, but not limited to, accounting records

The fees charged for these services are intended by the parties to be reasonable in relation to the services provided and are determined on a quarterly basis. However, under the Agreement, no charges or fees shall be due or payable until or unless the Company shall have sufficient income to pay such charges or fees without violating SEC rules 17a-11 or 15c3-1. Moreover, and not withstanding any other provisions or conditions of the Agreement, to the extent any such charges or fees become due or payable in contravention of SEC rules 17a-11 or 15c3-1, then such obligation of the Company to pay fees or charges shall be solely at the discretion of the Company and will not be deemed a contractual liability of the Company. During 2005, the Company recorded and paid $115,236 in fees incurred under this Agreement. These amounts are presented in operating expenses in the accompanying statement of income.

Note G - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company had net capital of $24,658 at December 31, 2005, which was $17,517 in excess of its minimum net capital requirement of $7,141 at December 31, 2005.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3, pursuant to Section k(2)(i) of that rule.

Schedule I
Page 1
Computation of Net Capital Supporting Schedule

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Todd Securities, Inc. as of December 31, 2005

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$86,955
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		86,955
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		2,880
5.	Total capital and allowable subordinated liabilities		89,835
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Page 3)	(65,177)	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		(65,177)
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		24,658
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue concentration		
	E. Other		
10.	Net capital		$24,658

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Todd Securities, Inc. as of December 31, 2005

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		$ 7,141
12.	Minimum dollar net capital requirement of reporting broker or dealer		5,000
13.	Net capital requirement (greater of line 11 or 12)		7,141
14.	Excess net capital (line 10 less 13)		17,517
15.	Excess net capital of 1000% (line 10 less 10% of line 18)		13,951

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		107,068
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$107,068
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10) (Schedule I)		434.2%

Todd Securities, Inc.

Schedule I
Page 3
Computation of Net Capital Supporting Schedule

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$131,726	$ 0	$131,726
Commissions receivable	0	6,873	6,873
Receivable from Todd Consulting, Inc.	0	40,104	40,104
Prepaid expenses and other assets	0	18,200	18,200
	$131,726	$65,177	$196,903

The accompanying note to supplementary schedule is an integral part of this schedule.

Todd Securities, Inc.

Note to Supplementary Schedule
For the Year Ended December 31, 2005

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's audited December 31, 2005, Form X-17A-5 Part IIA filing, as amended.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Stockholder of
Todd Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of **Todd Securities, Inc.** for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 North Greene Street
Suite 800
Greensboro, NC 27401
T 336.271.3900
F 336.271.3910
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
February 10, 2006